EXHIBIT (a)(4)

SPECIAL COMMITTEE PRESENTATION

1.	I am the Chair of the Special Committee of Donegal Group’s Board of Directors.

2.	There are five Donegal Group independent directors on the Special Committee. None of the five Special Committee directors are officers or directors of the Donegal Mutual Insurance Company and none are officers of Donegal Group.

3.	After Mr. Shepard made his tender offer for the Class B Shares of Donegal Group on March 20, 2013, our Special Committee reviewed his tender offer.

4.	We found that Mr. Shepard had attached numerous conditions to his tender offer. You should understand, as we did, that, in the event Mr. Shepard’s conditions were not satisfied by April 19, 2013, he had no obligation to purchase any of the Class B Shares that were the subject of his tender offer.

5.	Our Special Committee concluded that Mr. Shepard’s conditions could not be satisfied by his April 19, 2013 expiration date or even within a reasonable period of time following April 19, 2013 and, therefore, he would not have any obligation to purchase any Class B Shares tendered to him. In a word, Mr. Shepard’s offer was illusory.

6.	I should note that Mr. Shepard cannot acquire any of Donegal Group’s Class B Shares without first obtaining insurance regulator and banking regulator approvals which will take a minimum of 60 days. By the way, it is possible that Mr. Shepard may not receive these necessary approvals.

7.	Our independent Special Committee then made a report to the Donegal Group Board of Directors in which the Special Committee unanimously recommended that the holders of Donegal Group’s Class B Shares reject Mr. Shepard’s tender offer and not tender their Class B Shares to him.

8.	The full Board accepted our unanimous recommendation without any modifications, and, in turn, recommended that the holders of Donegal Group’s Class B Shares reject Mr. Shepard’s tender offer and not tender their Class B Shares to him.

9.	We have copies of Donegal Group’s 14D-9 filing with the Securities and Exchange Commission concerning Mr. Shepard’s tender offer if you would like one when you leave the meeting.